February 27, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Christie Wong Julie Sherman
Re:	Butterfly Network, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-39292

Ladies and Gentlemen:

On behalf of Butterfly Network, Inc. (the “Company”), we are submitting this letter in response to your supplemental letter of February 13, 2023 regarding the Company’s above-referenced Annual Report on Form 10-K (the “2021 10-K”).

To assist your review, we have reproduced the text of your comment in italics below, followed by responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 73

1.	We note your response to the comment in our letter dated January 12, 2023. We continue to believe that your adjustments to exclude the losses on purchase commitments from on GAAP adjusted gross profit and non-GAAP adjusted EBITDA is inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented.

Response to Comment 1:

We respectfully acknowledge the Staff’s comment and propose revising our disclosure prospectively only. We have removed the Non-GAAP Financial Measures section from our 2022 Annual Report on Form 10-K that we plan to file on February 28, 2023. We have also removed the adjustment for purchase commitments in our tabular disclosure of non-GAAP financial measures in our earnings release included as an exhibit to our Current Report Form 8-K that we plan to file on February 28, 2023 and will include this information as a supplementary footnote to the revised non-GAAP financial measures section in the Form 8-K submissions for ease of reference for our investors.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (610) 316-5250.

Very truly yours,

/s/ Heather C. Getz, CPA
Heather C. Getz, CPA
Executive Vice President and Chief Financial Officer